Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.

SUPPLEMENT NO. 22 DATED JANUARY 2, 2015

TO THE PROSPECTUS DATED MARCH 17, 2014

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 19 dated November 19, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 20 dated December 3, 2014, and Supplement No. 21 dated December 15, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and

(2)	updates to our management.

OPERATING INFORMATION

Status of Our Public Offering

The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the SEC on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of December 29, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 7.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $173.4 million (including shares issued pursuant to our distribution reinvestment plan). As of December 29, 2014, approximately 113.0 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.

We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

PROSPECTUS UPDATES

Management

The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Management – Executive Officers and Directors” on page 71 of the prospectus.

Michael T. Ezzell serves as our chairman of the board of directors, chief executive officer and president, and Simon J. Misselbrook serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Ezzell or Misselbrook for their services as executive officers of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. We have provided below certain information about our executive officers and directors.

Name	Age*	Position(s)
Michael T. Ezzell	39	Chairman of the board of directors, chief executive officer and president
Simon J. Misselbrook	36	Chief financial officer and treasurer
Elizabeth K. Tuppeny	54	Independent director
Abby M. Wenzel	54	Independent director

*	As of December 29, 2014.

The “Management – Executive Officers and Directors” section beginning on page 71 of the prospectus is supplemented with the following information.

Michael T. Ezzell has served as our chairman of the board of directors, chief executive officer and president since December 2014 and as chief executive officer and president of our advisor since December 2014, and previously served as executive vice president of our advisor from March 2014 until December 2014. In addition, Mr. Ezzell serves or served in the following positions for certain other programs sponsored by Cole Capital®:

Entity	Position(s)	Dates
Cole Office & Industrial REIT (CCIT II), Inc., Cole Real Estate Income Strategy (Daily NAV), Inc.	Chairman of the board of	December 2014 – Present
directors, chief executive officer and president

Cole Capital Corporation	President and treasurer	December 2014 – Present

	Executive vice president	March 2014 – December 2014
Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, Cole Corporate Income Advisors II, LLC, Cole Capital Partners, LLC, Cole Capital Advisors, Inc.	Chief executive officer	December 2014 – Present
and president

	Executive vice president	March 2014 – December 2014
Cole REIT Advisors, LLC, Cole REIT Advisors III, LLC, Cole Corporate Income Advisors, LLC, Cole REIT Advisors IV, LLC	Executive vice president	March 2014 – Present

Mr. Ezzell has served as chief executive officer and president of Cole Capital since December 2014. He previously served as executive vice president, private capital markets at Cole Capital from March 2014 until December 2014. In his current role, Mr. Ezzell provides strategic direction and oversees all aspects of the management of Cole Capital, including product development, external and internal sales, marketing, broker/dealer relations, due diligence and securities operations. Mr. Ezzell served as senior vice president, product and business development at Cole Capital from January 2010 until March 2014. Prior to joining Cole Capital and its affiliates in January 2010, Mr. Ezzell was employed by AIG Advisor Group from November 2004 until January 2010, most recently as director of investment research. Mr. Ezzell was actively involved in the due diligence and research of all packaged investment products and programs for AIG Advisor Group’s four independent broker-dealers with a network of approximately 6,000 independent financial advisors. Mr. Ezzell also served as a vice president with J.P. Carey Asset Management from 1998 until 2004. Mr. Ezzell received a B.A. degree with a double major in Economics and Political Science from Stetson University. He holds FINRA Series 7, 24 and 63 licenses.

Mr. Ezzell was selected to serve as a director because of his extensive capital markets experience and investment expertise, in addition to his leadership role at Cole Capital, all of which are expected to bring valuable insight to the board of directors.

The prospectus is hereby supplemented by deleting in their entirety the references to Nicholas S. Schorsch and D. Kirk McAllaster, Jr. in the “Beneficial Ownership of Equity Securities” section on page 97 of the prospectus, and replacing such references with Michael T. Ezzell and Simon J. Misselbrook. Neither Mr. Ezzell nor Mr. Misselbrook are the beneficial owners of any shares of our common stock as of December 29, 2014.